Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2009

Vanessa A. Wittman
Executive Vice President and Chief Financial Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774

Re: Marsh & McLennan Companies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     File Number: 001-05998

Dear Ms. Wittman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 14

1. You state on page 38 that your primary source for meeting your liquidity needs is from your operating subsidiaries. Please revise to include a risk factor which appropriately discloses the risks associated with your holding company structure and the ability of your operating subsidiaries to dividend payments to you.

Vanessa A. Wittman
Marsh & McLennan Companies, Inc.
May 18, 2009
Page 2

Item 2. Properties, page 24

2. You disclose that "MMC and certain of its subsidiaries own, directly and indirectly through special-purpose subsidiaries, a 55% condominium interest covering approximately 900,000 square feet in a 44-story building in New York City. MMC's owned interest is financed by a loan that is non-recourse to MMC (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. In the event of a default in the payment of the loan and certain credit rating downgrade events, MMC would be obligated to pay rent for the entire occupancy of the mortgaged property." Please revise your disclosure to provide more information about the transaction, including:
   - the current use and purpose of the space;
   - the current occupant(s) of the property and any affiliation the occupant(s) has with the company;
   - the owner(s) of the other 45% condominium interest;
   - the amount owed under the loan and the potential payment required in the event of a default and certain credit downgrade events; and
   - the specific credit rating downgrade events that trigger the payment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 28

3. Please expand your disclosure here or in Note 6 to discuss the facts and circumstances leading to the goodwill impairment in 2008, including the business within the Risk Consulting &Technology segment that was considered impaired, and discuss the method for determining fair value of this business segment.

Income Taxes, page 37

4. Please revise the disclosure to explain the underlying reason for changes in components in the rate reconciliation in the notes to the financial statements. You should explain fully why income tax expense was greater than income before income taxes and minority interest in 2008, discuss what the differences related to non-U.S. operations represent, and what caused the change from 2007. Discuss which items are continuing and which items are non-recurring.

Commitments and Obligations, page 41

5. It appears that pension liabilities are excluded from the table. Please revise your table to include these liabilities.

Market Risk and Credit Risk, page 41

6. Given that approximately 54% of your total revenue is exposed to foreign exchange fluctuations, please revise your disclosure to provide the quantitative disclosures required by Rule 305 of Regulation S-K.

Reclassification and Corrections, page 55

7. You disclose on page 55 that your loss from continuing operations in 2008 would have been approximately $30 million higher if the gains related to prior years had been correctly recorded in those prior years. Please provide us your analysis demonstrating why it is appropriate to record these gains in 2008. Your analysis should provide all relevant qualitative and quantitative factors demonstrating why you believe that the $30 million adjustment is immaterial to 2008 financial statements.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2- Supplemental Disclosures, page 58

8. Please refer to your disclosure of the cash flow impact of discontinued operations from the operating, financing and investing cash flow categories. Please explain to us where in these supplemental disclosures and where in your consolidated statements of cash flows the 2007 disposition of Putnam is reflected.

Note 7 – Income Taxes, page 61

9. You disclose on page 37 that "the effective tax rate is sensitive to the geographic mix and repatriation of MMC's earnings…" It appears that you should disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration or state that this determination is not practicable. Please refer to paragraph 44.c. of SFAS 109. Please revise your disclosure or tell us why this disclosure is not necessary.

Item 11. Executive Compensation, page 94
Compensation Discussion and Analysis, incorporated from page 26 of your definitive proxy statement filed on April 2, 2009

10. You state that "Michael G. Cherkasky, Matthew B. Bartley, David H. Spiller and Simon Freakley also qualify as named executive officers for 2008; however, because their employment terminated during 2008, this section generally does not discuss or analyze their compensation." Item 402(b) of Regulation S-K requires the discussion of compensation awarded to, earned by, or paid to the named executive officers. In Release No. 33-8732A, the Commission stated, "the new Compensation Discussion and Analysis calls for a discussion and analysis of the material factors underlying

compensation policies and decisions reflected in the data presented in the tables." Please amend your Form 10-K to provide a discussion and analysis of the compensation paid to Messrs. Cherkasky, Bartley, Spiller and Freakley in the fiscal year ended December 31, 2008.

Item 15. Exhibits, Financial Statements Schedules, page 95

11. On page 55 of your definitive proxy filed on April 2, 2009, you disclose that you have separation and release agreements with Messrs. Bartley, Spiller and Freakley. Please revise to file copies of these agreements. See Item 601(b)(10) of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant